Exhibit 21.1
SUBSIDIARIES OF DIGITALOCEAN HOLDINGS, INC.

Name	Jurisdiction
DigitalOcean, LLC	United States
DigitalOcean EU B.V.	Netherlands
DigitalOcean EU B.V. (German Branch)	Germany
Digital Ocean Canada, Inc.	Canada
Droplet Offshore Services Private Limited	India
DigitalOcean Droplet Limited	United Kingdom
DigitalOcean Australia Pty. Ltd.	Australia
ServerStack, Inc.	United States
DigitalOcean Nimbella, LLC	United States
DigitalOcean, LLC (German Branch)	Germany